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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
                           UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            WHITEHALL JEWELLERS, INC.
                              (Name of the Issuer)

                            WHITEHALL JEWELLERS, INC.
                        (Name of Person Filing Statement)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    965063100

                      (CUSIP Number of Class of Securities)

                         ------------------------------

                                JEAN K. FITZSIMON
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            WHITEHALL JEWELLERS, INC.
                               155 N. WACKER DRIVE
                                    SUITE 500
                                CHICAGO, IL 60606
                                 (312) 782-6800

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                                   COPIES TO:
                             LORI ANNE CZEPIEL, ESQ.
                                SIDLEY AUSTIN LLP
                               787 SEVENTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 839-5300

                                       AND

                               JOHN J. SABL, ESQ.
                                SIDLEY AUSTIN LLP
                            ONE SOUTH DEARBORN STREET
                                CHICAGO, IL 60603
                                 (312) 853-7000

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE


             Transaction valuation(1)     Amount of filing fee(2)
                     $23,602,401                 $2,525.46

(1) Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. (the "Shares") at the tender offer price of $1.60 per Share. The transaction value also includes the offer price of $1.60 multiplied by 2,232,711, the estimated number of options to purchase Shares that are currently outstanding and exercisable.

(2) The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

[X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,525.46

Form or Registration No.: Schedule TO and Schedule TO/A

Filing Parties: Prentice Capital Management, LP; Holtzman Opportunity Fund, L.P.; PWJ Funding LLC; PWJ Lending LLC; Holtzman Financial Advisors, LLC; SH Independence, LLC; Jonathan Duskin; Michael Zimmerman; Seymour Holtzman; WJ Holding Corp.; and WJ Acquisition Corp.

Date Filed: February 8, 2006 and February 22, 2006

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                                  INTRODUCTION

         This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 of Whitehall Jewellers, Inc. ("Whitehall" or the "Company"), originally filed with the Securities and Exchange Commission (the "SEC") on February 27, 2006 and as amended on March 7, 2006 (the "Original Schedule 13E-3" and, as amended, the "Schedule 13E-3") relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") by WJ Acquisition Corp. ("Purchaser"), WJ Holding Corp. ("Holdco"), Prentice Capital Management, LP ("Prentice"), Holtzman Opportunity Fund, L.P. ("Holtzman", and together with Prentice, the "Investors"), PWJ Funding LLC ("PWJ Funding"), PWJ Lending LLC ("PWJ Lending"), Holtzman Financial Advisors, LLC, SH Independence, LLC, Jonathan Duskin, Michael Zimmerman and Seymour Holtzman (collectively referred to as the "Purchaser Group") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (as amended, the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), filed as exhibits to the Schedule TO of the Purchaser Group, filed with the SEC on February 8, 2006, as amended on February 22, 2006 and March 6, 2006 (as so amended, the "Schedule TO").

         Prior to filing the Original Schedule 13E-3, the Company filed a
Schedule 14D-9 Solicitation and Recommendation Statement on February 13, 2006, as amended on February 27, 2006, and March 7, 2006 (as so amended, the "Schedule 14D-9") under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in response to the Schedule TO. The information set forth in the Schedule 14D-9, including all annexes and amendments thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.

ITEM 8. FAIRNESS OF THE TRANSACTION

         Item 8 (b) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

         (b) The information set forth in "Item 4(b)(ii) - Background of the Offer; Reasons for the Recommendation" of the Schedule 14D-9 is incorporated herein by reference.

         The Board's belief that the transaction is fair to unaffiliated stockholders was not based upon net book value or liquidation value. Duff & Phelps' analysis did not rely upon net book value, as book values generally represent historical asset and liability values. These values can differ significantly from market value. In addition, book value does not fully and accurately reflect the value of a company's intangible assets. Duff & Phelps maintained that market value is the relevant standard of value because market value reflects the value a stockholder can be expected to receive in exchange for an ownership interest in the Company. Further, Duff & Phelps valued Whitehall using a "going concern" assumption (in contrast to a liquidation assumption). Duff & Phelps believes this assumption was supported by a number of

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         factors, including (i) the operational results of the Company (e.g., the Company was anticipated to generate positive EBITDA (earnings before interest, taxes, depreciation and amortization) by fiscal year
         2006); (ii) the continuing support of the bank group; and (iii) the willingness of (at least) two investors to put new money into the Company. In addition, under a liquidation scenario, it is probable that the stockholders of the Company would receive no value because the inventory and accounts receivable (the Company's most liquid assets) would be of insufficient market value to fully satisfy the Company's liabilities. The Board did not formally adopt the going concern analysis of Duff & Phelps and the Board did not conduct its own going concern analysis.

         Item 8 (d) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

         None of the directors are affiliates of any member of the Purchaser Group and none of the directors are employees of the Company. Mr. Levy has been a director since 1997, Mr. Shkolnik since 2003, Mr. Berkowitz since 1998 and Mr. Patinkin since 1989 (in each case long prior to Prentice becoming a significant stockholder). None of the directors are affiliated with Prentice or Holtzman. Although the Purchaser Group has disclosed that it owns in the aggregate 25.55% of the Company's outstanding Shares, the Company did not believe that the Purchaser Group controlled the Company. This was evidenced by, among other things, the fact that (1) the Board negotiated for quite some time with Newcastle with respect to a potential transaction, culminating in the Board's determination that the January 24, 2006 Newcastle binding proposal constituted a "Superior Proposal" as defined in the Prentice Agreement and (2) Prentice had to exercise its right under the Prentice Agreement to match the Newcastle proposal, leading to the negotiation of the Merger Agreement and the Amended and Restated Term Loan Agreement. Accordingly, the Board did not believe it was necessary to retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer and the Merger.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        WHITEHALL JEWELLERS, INC.


                                        By: /s/ John R. Desjardins
                                            --------------------------------
                                        John R. Desjardins
                                        Executive Vice President and
                                        Chief Financial Officer

                                        Date: March 8, 2006


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                                  EXHIBIT INDEX


Exhibit No.        Document
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(a)(1)             Letter dated February 13, 2006 from the Company to its
                   stockholders (incorporated by reference to the Company's
                   Schedule 14D-9 filed with the SEC on February 13, 2006)
(a)(2)             Press release issued by the Company on February 2, 2006
                   (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on February 3, 2006)
(a)(3)             Offer to Purchase dated as of February 8, 2006
                   (incorporated by reference to Exhibit (a)(1)(i) of the Purchaser Group's Schedule TO filed with the SEC on
                   February 8, 2006, as amended on February 22, 2006 and on
                   March 6, 2006)
(a)(4)             Form of Letter of Transmittal (incorporated by reference
                   to Exhibit (a)(1)(ii) of the Purchaser Group's Schedule
                   TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(5)             Form of Notice of Guaranteed Delivery (incorporated by
                   reference to Exhibit (a)(1)(iii) of the Purchaser Group's
                   Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(6)             Form of Letter to Brokers, Dealers, Commercial Banks,
                   Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Purchaser Group's
                   Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6, 2006)
(a)(7)             Form of Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees
                   (incorporated by reference to Exhibit (a)(1)(v) of the Purchaser Group's Schedule TO filed with the SEC on
                   February 8, 2006, as amended on February 22, 2006 and on
                   March 6, 2006)
(a)(8)             Form of Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9
                   (incorporated by reference to Exhibit (a)(1)(vi) of the Purchaser Group's Schedule TO filed with the SEC on
                   February 8, 2006, as amended on February 22, 2006 and on
                   March 6, 2006)
(a)(9)             The following excerpts from the Company's Definitive
                   Proxy Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: "Proposal 1 -- Background of the Financing," "Proposal 1 -- Interests of Certain
                   Persons in the Financing," "Proposal 3 -- Executive
                   Compensation and Other Information -- Severance and
                   Employment Agreements" and "Proposal 3 -- Certain
                   Relationships and Related Transactions" (incorporated by reference to Annex A of the Company's Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(10)            Schedule 14D-9 of the Company filed with the SEC on February
                   13, 2006, as amended February 27, 2006 and March 7, 2006
(a)(11)            Schedule TO of the Purchaser Group filed with the SEC on
                   February 8, 2006, as amended February 22, 2006 and March
                   6, 2006
(b)                Not applicable
(c)(1)             Fairness Opinion of Duff & Phelps, LLC dated February 1,
                   2006 (incorporated by reference to Annex II of the Company's Schedule 14D-9 filed with the SEC

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                   on February 13, 2006, as amended on February 27, 2006 and
                   March 7, 2006)
(c)(2) Amended Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006 (incorporated by reference to
                   Annex III of the Company's Schedule 14D-9/A filed with
                   the SEC on February 27, 2006)
(d)                Not applicable
(f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II to the Offer to Purchase filed as Exhibit (a)(1)(i) of the Purchaser Group's Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006 and on March 6,
                   2006)
(g)                Not applicable



*  Previously Filed